

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   October 2, 2008

Scott V. King
Controller and Chief Accounting Officer
Eastman Chemical Company
P.O. Box 431
Kingsport, Tennessee 37662

   Re: **Eastman Chemical Company**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      File No. 001-12626

      Definitive Proxy Statement on Schedule 14A
      Filed March 20, 2008
      File No. 001-12626

Dear Mr. King:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

             Sincerely,

             Jessica S. Kane
             Staff Attorney